02007181

Arf 3/21/02

J 3|5

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2002 WASH. D.C. 362

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 11117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2001 (MM/DD/YY) AND ENDING December 31,2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foothill Securities, Inc. NASD I.D. #2N-01027

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 South San Antonio Rd. , #3 P.O. Box 1617
(No. and Street)

Los Altos,	CA	94023-1617
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Flynn — (650) 941-1962
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carter, Stephen Patrick
(Name — *if individual, state last, first, middle name*)

1871 The Alameda, Suite 450,	San Jose,	CA	95126-1746
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Arf 3/21/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christine Flynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foothill Securities, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None



MANJU KAMBOJ
Commission # 1301428
Notary Public - California
Santa Clara County
My Comm. Expires Apr 20, 2005

Signature

COO/CFO
Title

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Attachment to Annual Report Form X-17a-5, Part III

(1) Exemptive provision under Rule 15c3-3. Firm is operating as a (k)(2)(A) and (k)(2)(B) broker/dealer.

The Firm is a fully disclosed broker/dealer. The clearing brokers used are:

Cantella and Co., Inc., (NFS, LL)
One Court Street
Boston, MA 02108

Clearing Services of America, Inc., (Pershing via CSA)
77 West Port Plaza, Suite 318
St. Louis, MO 63146

Emmett Larkin Company, Inc.
100 Bush Street
San Francisco, CA 94104

All firms are NASD members.

SPC
STEPHEN P. CARTER CERTIFIED PUBLIC ACCOUNTANT

RECEIVED
FEB 28 2002
352

INDEPENDENT AUDITOR'S REPORT

Shareholders and Board of Directors
Foothill Securities, Inc.

I have audited the accompanying statement of financial condition of **Foothill Securities, Inc.** as of December 31, 2001, and the related statements of income, changes in ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Foothill Securities, Inc.** as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in the Form X-17a-5, Part IIA is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen P. Carter
Certified Public Accountant

February 25, 2002

Member of Division for CPA Firms,
American Institute of Certified Public Accountants,
Private Companies Practice Section

1871 The Alameda, Suite 450 • San Jose, California 95126 • (408) 249-1266 FAX (408) 249-1265
www.spc-cpa.com

FORM X-17A-5

3/90

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

FEB 28 2002

NAME OF BROKER-DEALER: Foothill Securities, Inc. [13]	SEC FILE NO.: 8-11117 [14]
	FIRM ID. NO.: 001027 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.): 360 South San Antonio Rd.,#3 P.O. Box 1617 [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY): January 1,2001 [24]
Los Altos [21] (City) / CA [22] (State) / 94023-1617 [23] (Zip Code)	AND ENDING (MM/DD/YY): December 31,2001 [25]
NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Christine Flynn [30]	(Area Code)—Telephone No.: (650) 941-1962 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 26th day of February 19 2002

Manual signatures of:

1) [signature] Principal Executive Officer or Managing Partner

2) Christine Flynn Principal Financial Officer or Partner

3) Christine Flynn Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

Carter, Stephen Patrick

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

1871 The Alameda, Suite 450	San Jose	CA 70	95126-1746
ADDRESS Number and Street	City	State	Zip Code

71 72 73 74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

1/76

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic ⦿ Alternate ○ [0011]

Name of Broker Dealer: FOOTHILL SECURITIES, INC. [0013]

SEC File Number: 8- 11117 [0014]

Address of Principal Place of Business: 360 S. SAN ANTONIO RD #3 [0020]

LOS ALTOS [0021] CA [0022] 94022 [0023]

Firm ID: 1027 [0015]

For Period Beginning 01/01/2001 [0024] And Ending 12/31/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: CHRISTINE FLYNN, COO/CFO [0030] Phone: 650 941-1962 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ⦿ [0041]

Check here if respondent is filing an audited report ☑ [0042]

See independent auditor's report

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	554,116 [0200]		554,116 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	345,852 [0300]	30,020 [0550]	375,872 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			

See independent auditor's report

	[0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization - Note 3	[0490]	24,515 [0680]	24,515 [0920]
11.	Other assets	[0535]	48,052 [0735]	48,052 [0930]
12.	**TOTAL ASSETS**	899,968 [0540]	102,587 [0740]	1,002,555 [0940]

See independent auditor's report

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	373,198 [1155]	[1355]	373,198 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other – Note 4	63,814 [1205]	[1385]	63,814 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]
	from outsiders [0990]			
	C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			

See independent auditor's report

2. Includes equity subordination (15c3-1(d)) of [1010]				
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. **TOTAL LIABLITIES**	437,012 [1230]	0 [1450]	437,012 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock - Notes 2 and 7	5,168 [1792]
	C. Additional paid-in capital - Note 7	217,806 [1793]
	D. Retained earnings	342,569 [1794]
	E. Total	565,543 [1795]
	F. Less capital stock in treasury	[1796]
24.	**TOTAL OWNERSHIP EQUITY**	565,543 [1800]
25.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY**	1,002,555 [1810]

See independent auditor's report

STATEMENT OF INCOME (LOSS)

Period Beginning	Period Ending	Number of months
01/01/2001 [3932]	12/31/2001 [3933]	12 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	209,582 [3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	[3939]
	d.	Total securities commissions	209,582 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		8,971,309 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		5,850,096 [3975]
8.	Other revenue		281,506 [3995]
9.	Total revenue		15,312,493 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers			487,062 [4120]
11.	Other employee compensation and benefits			14,024,629 [4115]
12.	Commissions paid to other broker-dealers			[4140]
13.	Interest expense			[4075]
	a.	Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses			69,954 [4195]
15.	Other expenses			674,093 [4100]
16.	Total expenses			15,255,738 [4200]

NET INCOME

See independent auditor's report

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		56,755 [4210]
18.	Provision for Federal Income taxes (for parent only) - Note 4		11,394 [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		45,361 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	41,160 [4211]

~~See independent auditor's report~~

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 26740 [4335A]	NATIONAL FINANCIAL SERVICES LL [4335A2]	All [4335B]
8- 17574 [4335C]	DONALDSON, LUFKIN & JENRETTE S [4335C2]	All [4335D]
8- 11922 [4335E]	EMMETT A LARKIN COMPANY, INC. [4335E2]	All [4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

~~See independent auditor's report~~

COMPUTATION OF NET CAPITAL

See also Note 5

1.	Total ownership equity from Statement of Financial Condition			565,543 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			565,543 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			565,543 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		102,587 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-102,587 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			462,956 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		[3734]	

See independent auditor's report

D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			462,956 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	29,134 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14.	Excess net capital (line 10 less 13)	412,956 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	419,254 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			437,012 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			437,012 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		%	94 [3850]

See independent auditor's report

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

See independent auditor's report

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

- None -

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

See independent auditor's report

Foothill Securities, Inc.

RECONCILIATION OF AUDITED NET CAPITAL WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	462,956
Net audit adjustments		-
Net capital, line 10	$	462,956

See independent auditor's report.

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			473,491 [4240]
	A.	Net income (loss)		45,361 [4250]
	B.	Additions (includes non-conforming capital of	46,691 [4262])	46,691 [4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			565,543 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

See independent auditor's report

STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2001

Cash Flows From Operating Activities	
Net income	$ **45,361**
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation and amortization	9,020
Deferred taxes	550
Employee stock bonus compensation	9,130
(Increase) decrease in commisions receivable	55,145
(Increase) decrease in prepaid expenses	9,519
Increase (decrease) in commissions payable	(14,717)
Increase (decrease) in accrued liabilities	(128,776)
Total adjustments	**(60,129)**
Net Cash Used in Operating Activities	**(14,768)**
Cash Flows From Investing Activities:	
Purchases of fixed assets	(9,007)
Net Cash Used In Investing Activities	**(9,007)**
Cash Flows From Financing Activities:	
Stock purchase escrow account increase	203
Decrease in Product Fair Escrow funds	(64,243)
Additions to paid-in-capital	37,560
Net Cash Used in Financing Activities	**(26,480)**
NET DECREASE IN CASH	**(50,255)**
CASH AT BEGINNING OF YEAR	**604,371**
CASH AT END OF YEAR	**$ 554,116**

See independent auditor's report.

Supplemental Disclosures Of Cash Flows Information

Cash Payments

Cash Paid During the Year for:

Federal income and state franchise taxes	$ 43,500
Interest	$ 43

Noncash Financing Activities

Common stock and paid-in-capital increased through 2001 employee stock bonus compensation, awarding 26,316 shares as follows:

Common stock	$ 26
Paid-in-capital	9,104
	$ 9,130

Note 1 - Summary of Significant Accounting Policies

Foothill Securities, Inc. ("the Company") is a fully disclosed broker/dealer, registered with the National Association of Security Dealers, Inc., and licensed by the Securities and Exchange Commission and the California Department of Corporations.

The Company was incorporated in California on October 11, 1962, and conducts business from sixty (60) Offices of Supervisory Jurisdiction (OSJ) located in that state, in addition to two (2) OSJ offices in Hawaii.

The Company's revenue is generated from registered investment advisory fees derived from asset management, and concessions and commissions related to sales of mutual funds, variable products, and direct participation programs.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and temporary cash investments, and commissions and concessions receivable. The Company places all its cash and temporary cash investments with two financial institutions located in Los Altos, California. The balances at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001, the Company's uninsured cash balances totaled $556,381. Concentrations of credit risk with respect to commissions and concessions receivable are limited due to a large and geographically diverse group of entities offering sales of mutual funds, variable products, and direct participation programs.

For purposes of the statement of cash flows, the Company considers all cash and short-term investments with maturities of three months or less as cash equivalents.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of furniture and equipment for financial and income tax reporting, and the timing of deducting franchise taxes for federal tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of these differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

The carrying values of cash, receivables, payables, and accrued liabilities approximate fair value due to the short maturity of these instruments. The carrying value of any debt approximates fair value based on discounting the projected cash flows using market rates available for similar maturities. None of the financial instruments are held for trading purposes.

Note 2 - Common Stock

In February, 1996, the Company amended and restated its articles of incorporation to effect a ten thousand to one (10,000 to 1) stock split. The amendment also provided for an increase in the number of authorized common shares to ten million (10,000,000). At December 31, 2001, there were five million, one hundred and thirty-one thousand, two hundred and sixty-four (5,131,264) shares issued and outstanding.

Note 3 - Furniture and Equipment

The Company's furniture and equipment consists primarily of computer and office equipment. All assets are depreciated using the double declining balance method over estimated useful lives of five and seven years. At December 31, 2001, the total cost of such equipment was $146,297, and accumulated depreciation was $121,782.

Note 4 - Income Taxes

The provision for income taxes consists of the following components:

	Federal	California Franchise	Total
Current	$ 7,250	$ 5,025	$ 12,275
Adjustment from prior year's provision	(1,431)	-	(1,431)
Deferred	500	50	550
	$ 6,319	$ 5,075	$ 11,394

Note 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital in the amount of the greater of six and two-thirds percent (6-2/3%) of aggregated indebtedness or $50,000. The rule also defines the required ratio of aggregate indebtedness to net capital. The Company has computed the net capital and aggregate indebtedness calculations in accordance with NASD Notice to Members, Numbers 84-48 and 85-5, respectively. At December 31, 2001, the Company has net capital of $462,956 which was $412,956 in excess of its required net capital of $50,000. The Company's net capital ratio was .94 to 1.00.

Note 6 – Salary Reduction Agreement and Money Purchase Plan

The Company adopted a salary reduction plan for all eligible employees. Eligible employees are defined as all full-time employees who have attained age 21, and who have been employed at least two (2) years as of the defined plan entry date, and who have worked at least 1,000 hours per year. The election deferral amount cannot exceed the lesser of $10,000 or fifteen percent (15.0%) of eligible compensation per participant. All amounts funded are one hundred percent (100%) vested.

Effective January 1, 1999, the Company adopted a money purchase pension plan. This Plan's eligibility requirements and vesting schedule are identical with those of the salary reduction agreement discussed above. The Company must contribute 5.7% of total eligible wages up to a maximum of $170,000 in compensation, and an additional 5.7% for eligible wages in excess of the current year social security wage base and the $170,000 compensation limit. For the year ended December 31, 2001, the Company's matching contribution was $32,021.

Note 7 – Employee Stock Bonus Plan

The Company has a nonqualified stock bonus plan (the Plan) available to all eligible employees, other than the principal shareholder. A maximum of 263,157 shares of common stock may be issued under the Plan. Beginning in 1997, an annual amount of 26,316 shares has, and will continue to be, awarded. Eligible employees are defined as those employees who have been employed by the Company for three (3) years, and who have worked at least 1,000 hours per year. The shares are allocated after final approval from the Board of Directors, based upon a weighted formula of years of service and compensation. The employees will vest in the shares awarded at a rate of 20% per year, over a five-year period beginning in the year of eligibility. Unvested balances in shares of terminated employees will be reallocated to active plan participants based on service years and compensation weights in the calendar year shares become available for reallocation. The value per share assigned to the awarded shares is equivalent to the annual amount per share paid by the registered representatives to the principal shareholder for his shares, as determined under a separate business ownership succession plan. For the year ended December 31, 2001, $9,130 was recognized as compensation costs associated with this Plan.

Note 8 – Commitments

Facility Lease

The Company leases its corporate office under a noncancelable operating lease agreement. The future minimum rental commitments under this lease, exclusive of an annual increase which is determined by applying a ratio of the increase in the Consumer Price Index (CPI) using the June, 2002 CPI as a base, and after reflecting income to be received from a sublease arrangement for which its term runs concurrent with this facility lease, are as follows:

For the Year Ending December 31,		Amount
2002	$	42,304
Sublease income		(9,254)
	$	33,050

The Company's present lease agreement is due to expire on August 31, 2002. The Company has available a renewal option to extend the lease agreement at its present location through July 31, 2007, at fair market value rental rates. Management expects to renew its lease for an additional five (5) years at market rates then in effect for the lower floor of the building.

Rent expense, net of sublease income of $11,842, was $47,367 for the year ended December 31, 2001.

Ownership Succession Plan and Dividend Distributions

As part of a business ownership succession plan, the principal shareholder has agreed to sell, over a ten (10) year period, his interest in the Company to those registered representatives who are compensated on a commission and fees basis. Included in this succession plan was an arrangement to reimburse the principal shareholder $177,671, which represented the available net capital at December 31,1995. This return of capital was to be done through dividend distributions. Beginning in May, 1998, $2,000 per month, or $16,000 for the year ended December 31, 1998 was paid. At December 31, 1998, $161,671 remained to be distributed under this original agreement.

Note 8 – Commitments (continued)

Ownership Succession Plan and Dividend Distributions- (continued)

The Board of Directors at its September 30, 1999 meeting, agreed to restructure its original agreement with the principal shareholder to return the remaining available net capital through an alternative arrangement utilizing a compensation structure involving the newly implemented money purchase plan. (See Note 7) The amount paid during the year ended December 31, 2001, under this revised agreement approximated $20,000. At December 31, 2001, $100,000 remains to be paid to the principal shareholder.

SPC
STEPHEN P. CARTER CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Shareholders and Board of Directors
Foothill Securities, Inc.

In planning and performing my audit of the financial statements of **Foothill Securities, Inc.**, for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Foothill Securities, Inc.** that I considered relevant to the objectives stated in rule 17a-5(g), making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company in, (1) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not (a) carry security accounts for customers; (b) perform custodial functions relating to customer securities; and (c) obtain or maintain physical possession or control of any fully paid and excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 - (continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

The Company is a fully disclosed broker-dealer and a registered investment advisor. It is operated by the principal shareholder. The principal shareholder has responsibility for achieving the objectives of the Company and the authority to establish the policies, including those related to the internal control structure, and makes the decisions by which such objectives are to be pursued. Such control procedures have been established that are relevant to a company of this size.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Stephen P. Carter
Certified Public Accountant

February 25, 2002

SPC
STEPHEN P. CARTER CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON THE
SIPC ANNUAL ASSESSMENT REQUIRED BY RULE 17a-5

Shareholders and Board of Directors
Foothill Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, I have performed the following procedures with respect to the accompanying schedule (Form SIPC-4) of the Securities Investor Protection Corporation assessments and payments of **Foothill Securities, Inc.** for the year ended December 31, 2001. My procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and my report is not to be used for any other purpose. The procedures I performed are as follows:

1. Compared listed assessment payments with respective cash disbursement record entries; the amount paid was with SIPC-4, 2001 General Assessment Payment Form.

2. As per the March, 1996 notice to SIPC members of assessment changes, which I read, **Foothill Securities, Inc.** (the Company) is no longer required to file a Form SIPC-7. Also, since the Company's year-end is December 31st, they are not required to file Form SIPC-7T.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, I do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to my attention that caused me to believe that the amounts shown on Form SIPC-4 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of **Foothill Securities, Inc.** as a whole.

Stephen P. Carter
Certified Public Accountant

San Jose, California
February 25, 2002

Member of Division for CPA Firms,
American Institute of Certified Public Accountants,
Private Companies Practice Section

1871 The Alameda, Suite 450 • San Jose, California 95126 • (408) 249-1266 FAX (408) 249-1265
www.spc-cpa.com